EXHIBIT 16
                LETTER REGARDING CHANGE IN CERTIFYING ACCOUNTANT


September 29, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


Gentlemen:

We have read Item 9 of Form 10-K for the year ended June 30, 2003, of U. S. Global Investors, Inc. and are in agreement with the statements contained in paragraphs one through three, including subparagraphs 1. through 4. of paragraph three, on page 33 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements in paragraph 3 on page 33 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant's fiscal 2002 financial statements.

                              /s/ Ernst & Young LLP